April 16, 2025

Deven Soni
President and Chief Executive Officer
Vertical Data Inc.
1980 Festival Plaza Drive Suite 300
Las Vegas, NV 89135

       Re: Vertical Data Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed March 20, 2025
           File No. 333-284187
Dear Deven Soni:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 7, 2025 letter.

Amendment No. 1 to Registration Statement on Form S-1 filed March 20, 2025 Prospectus Summary
Our Products and Suppliers, page 2

1. We note your response to prior comment 3, including the statement that you have two vendor arrangements but "do not have any material agreements with a vendor." Please briefly revise your disclosure to clarify the meaning of "arrangements" (e.g., written contracts or otherwise). Additionally, we note that you entered into a master sales agreement with suppliers, including "key partner" Sycomp. Please revise to include the material terms of this agreement and file it as an exhibit or tell us why you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.
 April 16, 2025
Page 2
The Offering, page 7

2. We note your response to prior comment 18, including the revisions to footnote 2 to your Selling Stockholder table on page 31. Please revise your "Lock-Up" disclosure here and elsewhere as appropriate to reflect the holding period of a total of thirty-six
       (36) months from the date of the offering as well as the twelve (12) month period holding period on the shares and, following the first year, how the restrictions on the shares will be proportionally removed monthly thereafter with regard to the shares held by the Founders.
Risk Factors
Risks Related to Our Business
Our business is subject to a wide variety of extensive and evolving government regulations..., page 13

3. We note your revised disclosure in response to prior comment 6, including that this risk factor references "nuclear-fuel related products." To the extent you have operations in nuclear fuel industry, please revise as appropriate. Alternatively, please remove this reference.
Exhibit Index, page II-5

4. The consent of your independent registered public accounting firm filed as exhibit
       23.1 does not appear to be signed. Please ensure future amendments include a signed consent.

        Please contact James Giugliano at 202-551-3319 or Theresa Brillant at 202-551-3307
if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Cara Wirth at 202-551-7127
with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:   Scott E. Linsky